SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

SCHEDULE TO

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

WELLS REAL ESTATE INVESTMENT TRUST, INC.

(Name of Subject Company)

MADISON INVESTMENT TRUST SERIES 82, MADISON LIQUIDITY INVESTORS, LLC, AND MADISON

CAPITAL MANAGEMENT, LLC

(Bidders)

SHARES OF COMMON STOCK, PAR VALUE $0.01

(Title of Class of Securities)

949906101

(CUSIP Number of Class of Securities)

Copy to:
Rick Grove	David A. Sirignano
Madison Capital Management	Morgan, Lewis & Bockius LLP
6143 S Willow Drive, Suite 200	1111 Pennsylvania Avenue, NW
Greenwood Village, CO 80111	Washington, D.C. 20004
Tel: 303 957 2050	Tel: 202.739.5420
Fax: 303 957 2010	Fax: 202.739.3001

(Name, Address, and Telephone Number of

Person Authorized to Receive Notices and

Communications on Behalf of Bidders)

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee
$206,550,000	$6,341.09

*	For purposes of calculating the filing fee only. Assumes the purchase of 24,300,000 Shares at a purchase price equal to $8.50 per Share in cash.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:    $6,341.09

Form or Registration Number:    SC TO-T

Filing Party:    Madison Liquidity Investors, LLC

Date Filed:    May 4, 2007

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

FINAL AMENDMENT TO TENDER OFFER

This Amendment No. 1 amends the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed by Madison Investment Trust Series 82 (collectively the “Purchaser”) to purchase up to 24,300,000 shares of common stock (the “Shares”) in Wells Real Estate Investment Trust, Inc. (the “Corporation”), as set forth in the Schedule TO. Capitalized terms used but not defined herein have the meaning ascribed to them in the Offer to Purchase filed as Exhibit (a)(1) to the Schedule TO (the “Offer to Purchase”).

The Offer resulted in the tender by shareholders, and acceptance for payment by the Purchaser, of a total of 1,057,274 Shares. Upon completion of the Offer, the Purchaser and its affiliate held an aggregate of approximately 1,506,232 Shares, or approximately 0.31% of the total outstanding Shares.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 15, 2007

Madison Investment Trust Series 82

By:	/s/ John Gordon
John Gordon, Executive Vice President of Manager of filing person

Madison Capital Management, LLC

By:	/s/ John Gordon
John Gordon, Executive Vice President of Manager of filing person

Madison Liquidity Investors, LLC

By:	/s/ John Gordon
John Gordon, Executive Vice President of Manager of filing person